JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 22, 2022

Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: JPMorgan	Preferred and Income Securities Fund (the “Fund”) – Securities Act
File No.	333-208312; Investment Company Act File No. 811-23117; Post-

 Effective Amendment No. 131

Dear Ms. Rossotto:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on July 14, 2022 with respect to the filing related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or around August 1, 2022. For your convenience, we have restated your comments below followed by our response.

1.	Comment: Please indicate supplementally the amount that the Fund currently invests in Contingent Convertible Securities (“CoCos”) as a percentage of the Fund’s assets.

Response: As of June 30, 2022, the Fund held approximately 14.16% of its net assets in CoCos.

2.

Comment: Please consider revising the prospectus disclosure to track the fundamental investment policy concerning concentration in the Statement of Additional Information. Please also disclose the percentages allocated to banking, diversified financials, real estate (including real estate investment trusts) and insurance industries as of a recent date in the prospectus. Depending on the percentage, please consider adding industry specific risk disclosures including updated interest rate risk.

Response: The disclosure in the Risk/Return Summary will be revised to provide as follows:

The Fund will invest at least 25% of its total assets in the financials sector which includes, among other industries, banking, diversified financials, real estate (including real estate investment trusts (“REITs”) and insurance industries. The Fund has a fundamental policy to concentrate its investments in an industry or group of industries which includes the banking, diversified financials, real estate (including real estate investment trusts (“REITs”)) and insurance industries. This means that the Fund will invest 25% or more of its total assets in these related industries on a combined basis and may invest 25% or more of its total assets in any one of these four industries individually.

Please note that we have retained some of the existing disclosure and included some additional disclosure in order to provide transparency to shareholders concerning the operation of the concentration policy. With respect to disclosing the current allocation to the four related industries, we respectfully disagree that the Risk/Return Summary should reflect the current percentages as these allocations can change over time. In this respect, providing the current percentage allocation may be misleading to shareholders who may conclude that such percentages are representative of future investments. Please note that we believe that the current risk disclosure, including the Concentration Risk, appropriately reflects the main risks of the Funds.

3.

Comment: Please update General Market Risk as appropriate to reflect current market risk including potential for inflation and interest rate increases and the impact they may have on the Fund’s investments.

Response: In response to Staff comments, the General Market Risk and Interest Rate Risk disclosure will be revised. See Exhibit A for updated disclosure.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

Exhibit A

General Market Risk. Economies and financial markets throughout the world are becoming increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. Securities in the Fund’s portfolio may underperform in comparison to securities in general financial markets, a particular financial market or other asset classes, due to a number of factors, including inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of the Fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, country instability, and infectious disease epidemics or pandemics.

For example, the outbreak of COVID-19 has negatively affected economies, markets and individual companies throughout the world, including those in which the Fund invests. The effects of this pandemic to public health and business and market conditions, including, among other things, reduced consumer demand and economic output, supply chain disruptions and increased government spending may continue to have a significant negative impact on the performance of the Fund’s investments, increase the Fund’s volatility, exacerbate pre-existing political, social and economic risks to the Fund, and negatively impact broad segments of businesses and populations. In addition, governments, their regulatory agencies, or self-regulatory organizations have taken or may take actions in response to the pandemic that affect the instruments in which the Fund invests, or the issuers of such instruments, in ways that could have a significant negative impact on the Fund’s investment performance. The duration and extent of COVID-19 and associated economic and market conditions and uncertainty over the long-term cannot be reasonably estimated at this time. The ultimate impact of COVID-19 and the extent to which the associated conditions impact the Fund will also depend on future developments, which are highly uncertain, difficult to accurately predict and subject to frequent changes.

Interest Rate Risk. The Fund invests in debt securities that change in value based on changes in interest rates. If rates increase, the value of these investments generally declines. On the other hand, if rates fall, the value of these investments generally increases. Your investment will decline in value if the value of these investments decreases. Securities with greater interest rate sensitivity and longer maturities generally are subject to greater fluctuations in value. The Fund may invest in variable and floating rate securities. Although these instruments are generally less sensitive to interest rate changes than fixed rate instruments, the value of variable and floating rate securities may decline if their interest rates do not rise as quickly or as much as general interest rates. Many factors can cause interest rates to rise. Some examples include central bank monetary policy, rising inflation rates and general economic conditions. The Fund may face a heightened level of interest rate risk due to certain changes or uncertainty in monetary policy.

Debt market conditions are highly unpredictable and some parts of the market are subject to dislocations. Beginning in March 2022, the Federal Reserve Board began increasing interest rates and has signaled the possibility of further increases. It is difficult to accurately predict the pace at which the Federal Reserve Board will increase interest rates any further, or the timing, frequency or magnitude of any such increases, and the evaluation of macro-economic and other conditions could cause a change in approach in the future. Any such changes could be sudden and could expose debt markets to significant volatility and reduced liquidity for Fund investments.

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